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                           August 13, 2020

       Chad C. White
       Executive Vice President, General Counsel and Secretary
       Brookdale Senior Living Inc.
       111 Westwood Place, Suite 400
       Brentwood, Tennessee 37027

                                                        Re: Brookdale Senior
Living Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 11,
2020
                                                            File No. 333-244394

       Dear Mr. White:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Crotty at (202) 551-7614 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Joseph A. Coco